QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

VENTURE FINANCIAL GROUP, INC.

EMPLOYEE INCENTIVE STOCK OPTION AGREEMENT

        This Employee Incentive Stock Option Agreement ("Agreement") is entered into by and between VENTURE FINANCIAL GROUP, INC., a Washington corporation ("Venture Financial") and the Employee, named below.

1.
Pursuant to Venture Financial's Employee Stock Option Plan (the "Plan") and subject to the terms of this Agreement, Venture Financial hereby grants the following irrevocable incentive stock option ("Option"):
Employee:

	Option Shares:	Exercise Price:

	Date of Grant:	Date of Termination:

Vesting Schedule: This Option will become exercisable as to Shares on each of the first five anniversary dates from the Date of Grant as listed below:
	Vesting of Options	Cumulative	Required Purchase
Date	shares	shares
Date	shares	shares	All shares must
Date	shares	shares	be purchased
Date	shares	shares	within 10 years
Date	shares	shares	from
2.
Pursuant to this Option, the Employee has the option to purchase the stated number of Option Shares of the common stock of Venture Financial at the Exercise Price, payable on the date of exercise. This Option is granted as of the Date of Grant, and shall terminate on the Date of Termination unless sooner terminated by reason of death, disability or other termination of status as an employee as provided in the Plan. With regard to shares of Common Stock issued pursuant to an Incentive Stock Option granted under the Plan, if the Optionee (or such other person who may exercise the Option pursuant to subparagraph 6(g) of this Plan) makes a disposition of such shares within two years from the Date of Grant of such Option, or within one year from the date of issuance of such shares to the Optionee upon the exercise of such Option, then the Optionee must request and obtain approval from the Company in writing of such disposition and must cooperate with the Company in any tax compliance relating to such disposition.
3.
This Option shall become exercisable according to the Vesting Schedule. Option Shares as to which this Option becomes exercisable are called "Vested Shares". This Option shall be exercisable as to Vested Shares in whole or in part at any time between the Date of Grant and the Date of Termination of this Option. Notwithstanding the foregoing, if the Optionee's status as an employee with Venture Financial terminates, then this Option will cease to vest and will not become exercisable as to any additional shares, as of the date on which the Optionee's employment terminates. In such case, this Option will be limited to the Vested Shares as of such date of the termination of employment.

4.
This Option must be exercised by actual delivery to Venture Financial of a written notice of exercise signed by Employee specifying the number of shares with respect to which this Option is being exercised and the per-share Exercise Price, accompanied by payment of the full amount of the Exercise Price for the number of shares being purchased, together with the applicable Federal income tax withholding amount, if any.
5.
All terms and conditions of the Plan are hereby incorporated by this reference as a part of this Agreement, including but not limited to the "Terms and Conditions of Options" provided in the Plan. Venture Financial reserves the right, without the consent of Employee, to amend the Plan and/or this Agreement at any time prior to the exercise of the Option granted hereunder to cause this Option to qualify as an "incentive stock option" within the scope and meaning of Section 422 of the Internal Revenue Code ("Code"), or any successor provision of the Code.
EMPLOYEE:	VENTURE FINANCIAL GROUP, INC., a Washington corporation

By:

Print Name:	Title:

I hereby acknowledge that I have received a copy of the Plan, incorporated by reference above.

Employee:

2

QuickLinks

VENTURE FINANCIAL GROUP, INC. EMPLOYEE INCENTIVE STOCK OPTION AGREEMENT